Exhibit 99.1

Enerplus to Present at the 2018 CIBC Institutional Investor Conference Friday, January 26, 2018

CALGARY, Jan. 24, 2018 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ian C. Dundas, President & CEO, will provide an update on Enerplus at the CIBC 21st Annual Institutional Investor Conference in Whistler, British Columbia on Friday, January 26, 2018 at 9:10 AM PST (10:10 AM MST). Investors are invited to listen to a live audiocast of the discussion at:

https://www.cibcvirtual.com/whistler2018

To ensure timely participation, please log in 15 minutes prior to the start time to register for the event.  The audiocast will be available for 90 days following the event.

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/January2018/24/c7999.html

%CIK: 0001126874

For further information: ENERPLUS CORPORATION, The Dome Tower, Suite 3000, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1, T. 403-298-2200, F. 403-298-2211, www.enerplus.com

CO: Enerplus Corporation

CNW 17:00e 24-JAN-18